F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

January 9, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-0405

Attention: Goldie Walker

Office of Emerging Growth Companies

Dear Madam:

Re: Comtrix, Inc.

Amendment No. 1 to Form SB-2 Registration Statement

File No. 333-129393

Further to your conversation with Diana Mark of January 6, 2006, enclosed please find a red-tagged copy of amendment No. 1 to Form SB-2 Registration Statement, filed with you, by Edgar, including exhibits.

We understand that the inclusion of Mr. Jinhu Zhang's title as Principal Financial Officer is the only change that is required to this SB-2 registration statement.

If you have any other questions, please do not hesitate to contact the undersigned. Please fax any further comments to the undersigned at (604) 669-5791.

Yours truly,
FRASER and COMPANY

Per: /s/ Diana Mark

Diana Mark

dlm

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